                                 AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-3
           RULE 13e-3 TRANSACTION STATEMENT PURSUANT TO SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ----------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            INTEK GLOBAL CORPORATION
                              (NAME OF THE ISSUER)

                            INTEK GLOBAL CORPORATION
                                  SECURICOR PLC
                              SECURITY SYSTEMS PLC
                              IGC ACQUISITION CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)

                            -------------------------
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                   458134 10 3
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             -----------------------

    ROBERT J. SHIVER                                         NIGEL GRIFFITHS
INTEK GLOBAL CORPORATION                                       SECURICOR PLC
     99 PARK AVENUE                                         SUTTON PARK HOUSE
       18TH FLOOR                                         SUTTON, SURREY SM1 4LD
NEW YORK, NEW YORK 10016                                         ENGLAND
     (212) 949-4200                                        011 44 181 770 7000



 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
             COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
                          ----------------------------
                                   COPIES TO:

     NANCY H. WOJTAS, ESQ.                             DAVID LEFKOWITZ, ESQ.
MANATT, PHELPS & PHILLIPS, LLP                        DOUGLAS P. WARNER, ESQ.
  11355 W. OLYMPIC BOULEVARD                         WEIL, GOTSHAL & MANGES LLP
 LOS ANGELES, CALIFORNIA 90064                           767 FIFTH AVENUE
                                                      NEW YORK, NEW YORK 10153

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c)
         [Section 240.13e-3(c)] under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [X] A tender offer.
d.   [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                   Amount of Filing Fee**
--------------------------------------------------------------------------------
$54,381,239                                              $10,876.25
================================================================================

                           * For purposes of calculating the filing fee only.
                  This amount assumes the purchase of 19,774,996 shares of Common Stock, par value $.01 per share, of Intek Global Corporation at $2.75 per share, net to the sellers in cash. The foregoing number of shares is equal to the sum of (i) the 16,365,996 shares of Common Stock outstanding as of June 7, 1999 that are not held by affiliates of the bidders and (ii) 3,409,000 shares of Common Stock issuable upon exercise of stock options outstanding as of that date that have an exercise price less than $2.75 per share.

                           ** The amount of filing fee calculated in accordance
                  with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of shares to be purchased.

                           [X] Check box if any part of the fee is offset as
                  provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,876.25

Form or Registration No.: Schedule 14D-1
Filing Parties:  Securicor plc, Security Services plc and IGC Acquisition Corp.

Date Filed: June 16, 1999

         This Amendment No. 1 amends the Rule 13e-3 Transaction Statement on
Schedule 13E-3 (the "Schedule 13E-3") filed by (i) Securicor plc, a public limited company organized under the laws of England and Wales ("Securicor"),
(ii) Security Services plc, a public limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Securicor ("Parent"), (iii) IGC Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and (iv) Intek Global Corporation, a Delaware corporation (the "Company"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the offer by Purchaser to purchase all of the issued and outstanding shares (the "Shares") of common stock, par value of $.01 per share (the "Common Stock"), of the Company at a price of $2.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which were attached hereto as Exhibits (d)(1) and (d)(2), respectively, to the Schedule 13E-3.

         Terms used herein with their initial letters capitalized and not otherwise defined herein shall have the meanings given to those terms in the Offer to Purchase.

ITEM 16. ADDITIONAL INFORMATION.

         Item 16 of the Schedule 13E-3 indirectly incorporated by reference certain information from the Offer to Purchase, including the information set forth in the Offer to Purchase under "THE TENDER OFFER -- Certain Legal Matters; Required Regulatory Approvals - Lawsuits". That information contained descriptions of two class action lawsuits filed on June 8, 1999 and June 11, 1999, respectively, against the Company, Securicor and the Company's directors in the Court of Chancery of the State of Delaware.

         The response to Item 16 of the Schedule 13E-3 is supplemented as follows:

         The filing date for the first lawsuit against the Company, Securicor and the Company's directors referenced in the Offer to Purchase under "THE TENDER OFFER -- Certain Legal Matters; Required Regulatory Approvals - Lawsuits" is changed from June 8, 1999 to June 7, 1999.

         The Company, Securicor and the Company's directors have been named as defendants in a third class action lawsuit filed on June 17, 1999 in the Court of Chancery of the State of Delaware. The complaint, including the relief sought, is virtually identical to the class action complaint filed on June 11, 1999 that is described under "THE TENDER OFFER - Certain Legal Matters; Required Regulatory Approvals - Lawsuits" in the Offer to Purchase.

         The plaintiffs in the class action lawsuit originally filed on June 7, 1999 filed an amended complaint on June 21, 1999. As indicated in the related notice of filing, the amended complaint is "in full substitution" of the prior complaint. The amended complaint alleges, among other things, that the Company, Securicor and the Company Board suppressed the price of the Shares by, among other things, suppressing material information, so that Securicor could purchase the publicly-held Shares at an inadequate price. The amended complaint also alleges that the defendants breached their fiduciary duties to the Company's public stockholders and that the Schedule 14D-1 and Schedule 14D-9 relating to the Offer failed to disclose certain material information. The amended complaint seeks injunctive relief, unspecified compensatory and/or recissory damages, attorneys' fees and costs, and other relief relating to the Offer and the Merger.

         On July 8, 1999, counsel to the parties to the three pending class actions (the "Pending Actions") entered into a Memorandum of Understanding setting forth an agreement in principle regarding the potential settlement of the Pending Actions (the "Memorandum of Understanding"). Pursuant to the terms of the Memorandum of Understanding, the Offer Price and the Merger Consideration will be increased from $2.75 per Share to $3.0125 per Share. The Memorandum of Understanding provided that the contemplated settlement was subject to the plaintiffs in the Pending Actions taking two depositions on or before July 10, 1999. The plaintiffs then had the right to withdraw from the settlement within 96 hours following the completion of the depositions if they discovered material new facts as a result of the depositions that would, in the reasonable opinion of the plaintiffs' counsel, render the settlement not fair or adequate under the circumstances. The referenced depositions were taken on July 7 and July 8, 1999 and, on July 9, 1999, counsel to the plaintiffs informed Securicor that they had waived their right to withdraw from the settlement.

         The Memorandum of Understanding provides that, as promptly as reasonably practicable, (i) the defendants are to amend the Merger Agreement to reflect the increase in the Offer Price and the Merger Consideration and (ii) the Offer to Purchase is to be amended to reflect the increased Offer Price and to extend the Expiration Date from midnight on July 14, 1999 to midnight on July 29, 1999 (subsequently agreed by the parties to be extended to a date during the first week of August 1999). The Memorandum of Understanding also provides that each of the named plaintiffs in the Pending Actions will cause all Shares "owned" (as defined in Section 203(c)(9) of the DGCL) by such plaintiff to be tendered in the Offer.

         The Memorandum of Understanding requires that the parties to the Pending Actions attempt in good faith to agree upon and execute as soon as practicable (i) an appropriate Stipulation of Settlement (the "Stipulation") of all claims asserted in the complaints filed in the Pending Actions and all related claims described in the Memorandum of Understanding, and (ii) such other documentation as may be required in order to obtain any and all necessary or appropriate court approvals of the Stipulation, upon and consistent with the terms set forth in the Memorandum of Understanding. The Stipulation will provide for the dismissal of all such claims with prejudice. The Stipulation will also provide for the release of all claims of members of the plaintiff class, whether known or unknown, against the defendants in the Pending Actions and any of their present or former officers, directors, employees, agents, attorneys, accountants, financial advisors, commercial bank lenders, investment bankers, representatives, affiliates, associates, parents, direct and indirect subsidiaries, general partners, limited partners, partnerships, heirs, executors, administrators, successors and assigns (collectively, the "releasees"), whether under state or federal law, and whether directly, derivatively, representatively or arising in any other capacity, and in connection with, or that arise out of any claim that was or could have been brought against any of the releasees in any of the Pending Actions, and/or that relates in any way to (i) any claim that any action by any of the releasees, or any failure of any of the releasees to take any action, affected the price of the Shares, (ii) the acquisition or ownership of equity securities of the Company or its affiliates by Securicor or any of the releasees, (iii) loans made to the Company or its affiliates by Securicor or any of the releasees, (iv) the fiduciary duties of any of the releasees to stockholders of the Company, (v) the announcement made by Securicor on January 19, 1999, (vi) the Offer, (vii) the Merger, (viii) the negotiation, consideration or formulation of the Offer or the Merger, (ix) the disclosure obligations of any of the releasees in connection with the Offer or the Merger, or (x) any other claim, other than claims for appraisal of shares pursuant to Section 262 of the DGCL, relating in any way to any of the foregoing.

         The settlement contemplated by the Memorandum of Understanding is subject to "final court approval", which is defined to mean the issuance by the court of an order approving the settlement in accordance with the Stipulation, with such order being finally affirmed on appeal or no longer being subject to appeal. The Memorandum of Understanding expressly acknowledges that, at the sole option of the defendants, the Merger may be consummated prior to court approval of the settlement and that it is expected that the Merger will be consummated prior to final court approval of the settlement.

         Pursuant to the Memorandum of Understanding, the Stipulation will also provide that if final court approval of the settlement and dismissal of the Pending Actions by the court with prejudice has been obtained in accordance with the Stipulation, the plaintiffs and their counsel of record in the Pending Actions will jointly apply to the court for an award of attorneys' fees and expenses (including, but not limited to, fees of plaintiffs' counsels' financial advisor) in an aggregate amount not to exceed $1,432,000. The Memorandum of Understanding provides that the plaintiffs and their counsel intend to request that plaintiffs' counsel be permitted to pay $10,000 of the foregoing fees as special payments to certain of the named plaintiffs (a total of $40,000). Defendants and their counsel agreed in the Memorandum of Understanding not to oppose plaintiffs' and plaintiffs' counsels' application for attorneys' fees, expenses and special payments to plaintiffs, provided that the application does not exceed the specified amounts. The Memorandum of Understanding further provides that, subject to certain conditions and any order of the court, any such attorneys' fees and expenses awarded by the court to plaintiffs and plaintiffs' counsel shall be paid by the Company (or any successor in interest).

         The Memorandum of Understanding, by its terms, will be null and void and of no force and effect if: (i) the Merger is not effectuated for any reason whatsoever; or (ii) final court approval of the settlement does not occur for any reason.

         The Company, each of its directors, and Securicor have denied that they have engaged in any wrongdoing whatsoever, and have agreed to the settlement to eliminate the burden and expense of further litigation and to permit the Offer and the Merger to proceed without the risk of injunctive or other relief.

         The foregoing summary of the Memorandum of Understanding is qualified in its entirety by reference to the Memorandum of Understanding, a copy of which has been filed as an exhibit to this Amendment No. 1 to the Schedule 13E-3.


ITEM 17            MATERIAL TO BE FILED AS EXHIBITS:
                   Item 17 of the Schedule 13E-3 is supplemented by adding the following information thereto:

(g)(1)             Class Action Complaint, dated June 17, 1999, Civil Action
                   17240, filed in the Court of Chancery of the State of
                   Delaware in and for New Castle County.
(g)(2)             Amended Class Action Complaint, dated June 21, 1999, Civil
                   Action 17207, filed in the Court of Chancery of the State of
                   Delaware in and for New Castle County.
(g)(3)             Memorandum of Understanding, dated as of July 8, 1999.
(g)(4)             Press Release, dated July 8, 1999, issued by Intek Global Corporation.
(g)(5)             Press Release, dated July 12, 1999, issued by Intek Global Corporation.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-3 is true, complete and correct.

Dated:   July 13, 1999

                              INTEK GLOBAL CORPORATION


                              By:   /s/ Robert J. Shiver
                                    --------------------------------------------
                              Name: Robert J. Shiver
                                    Title: President and Chief Executive Officer

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-3 is true, complete and correct.

Dated:   July 13, 1999

                                  SECURICOR PLC


                                   By:   /s/ Nigel Griffiths
                                         ---------------------------------------
                                   Name: Nigel Griffiths
                                         Title:  Director

                                   SECURITY SERVICES PLC


                                   By:   /s/ Nigel Griffiths
                                         ---------------------------------------
                                   Name: Nigel Griffiths
                                         Title:  Director

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-3 is true, complete and correct.

Dated:   July 9, 1999


                              IGC ACQUISITION CORP.


                              By:   /s/ C. Grice McMullan, Jr.
                                    --------------------------------------------
                              Name: C. Grice McMullan, Jr.
                                    Title:  Chairman of the Board and President

                                INDEX TO EXHIBITS

EXHIBIT NUMBER              DESCRIPTION
--------------              -----------
(g)(1)                      Class Action Complaint, dated June 17, 1999, Civil
                            Action 17240, filed in the Court of Chancery of the
                            State of Delaware in and for New Castle County.

(g)(2)                      Amended Class Action Complaint, dated June 21, 1999,
                            Civil Action 17207, filed in the Court of Chancery of the State of Delaware in and for New Castle
                            County.

(g)(3)                      Memorandum of Understanding, dated as of July 8, 1999.

(g)(4)                      Press Release, dated July 8, 1999, issued by Intek Global Corporation.

(g)(5)                      Press Release, dated July 12, 1999, issued by Intek Global Corporation.